UPGRADING AMERICA’S NEIGHBORHOODS

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441

Phone: (855) 663-1768; Fax: (954) 736-5989

www.HelpfulAlliance.com

June 2, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company
Amendment No. 5 to Registration Statement on Form S-1
Filed April 7, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated April 22, 2016 (the “Comment Letter”), relating to the above-captioned registration statement, as amended (the “Registration Statement”), filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 6 to the Registration Statement (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it. Where previous disclosure to Amendment No. 5 has been specifically amended in response to the preceding comment, we have underlined the new or revised text.

Risk Factors, page 9

Since our inception, our assets have mainly consisted of loans, of which substantial part went … page 10

1.	Please revise this section to reflect or provide a cross-reference to the developments regarding the loan to Mr. Chao, disclosed on pages 44 and 68, including the placement of $510,000 into escrow and your reliance on your affiliate to deliver those funds to you.

RESPONSE:

Per your comment, we have revised this risk factor on page 10 to read as follows:

Since our inception, our assets have mainly consisted of loans, of which substantial part went into default.

Since our inception in April 2012, a majority of our assets have consisted of loans made to third parties. As of March 31, 2016, loans in the aggregate amount of $990,000 were outstanding, of which four loans in the aggregate principal amount of $790,000 were in default. One loan with a non-affiliate borrower with a balance of $330,000 was in default and, in July 2015, Helpful Alliance Group, LLC, our affiliate, filed for foreclosure on the real property located at 111 NE 43 St., Miami, FL 33137 (the “Property”) securing this loan. A motion for summary judgment was filed by the HCG in December 2015. As of March 31, 2016 and December 31, 2015, the amount of accrued interest was $55,786 and $55,786, respectively. On March 31, 2016, the principal and accrued and payable interest under the note was $385,786. On March 31, 2016, HCG entered into a Stipulation for Settlement Agreement with Thriving Investments, LLC, the second-mortgage holder (“Thriving”), and FVZ, LLC, pursuant to which Thriving agreed to pay HCG an aggregate of $510,000 in consideration of HCG’s assignment of the rights, title and interest in the First Mortgage and this note to Thriving. The said sum of $510,000 was transferred to HCG’s attorney’s escrow account on April 4, 2016 and was released to us upon transfer of the Certificate of Title for the Property to Thriving on May 14, 2016. The Company recorded a $124,214 gain on settlement as of May 16, 2016, the date the settlement amount of $510,000 was received by the Company. The second loan in default as of March 31, 2016 with principal amount of $100,000 was issued to an affiliated borrower. As of March 31, 2016 and December 31, 2015, the amount of accrued interest was $17,529 and $17,529, respectively. This loan is in default for non-payment of interest payments, and a 100% allowance totaling $117,529 for bad debt has been recorded for both principal and accrued interest at March 31, 2016 and December 31, 2015. Two other loans to an affiliated borrower with principal amount of $350,000 and $10,000 or aggregate amount of $360,000 were deemed impaired at March 31, 2016 and December 31, 2015 and a 100% allowance totaling $383,591 for bad debt has been recorded for both principal and accrued interest at March 31, 2016 and December 31, 2015. The notes accrue interest at an annual rate of 5%, and matured in December 2015. An extension to these loans was made and extended the due date to December 31, 2016. All accrued interest is payable at maturity. As of March 31, 2016 and December 31, 2015 the amount of accrued interest was $23,349 and $23,349, respectively, for the note with principal amount of $350,000. As of March 31, 2016 and December 31, 2015, the amount of accrued interest was $242 and $242, respectively, for the note with principal amount of $10,000. There can be no guarantees that we will be able to collect on any indebtedness outstanding (present or future), and in the event we cannot collect monies owed to us under any such indebtedness, our overall financial condition would suffer and could decrease the value of your investment in our Common Stock.

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Use of Proceeds, page 26

Satisfaction of Current Liabilities, page 29

2.	We note that the $1 million debenture to Zimas that you discuss in this section was to mature on March 31, 2016. Please revise to disclose whether the debenture remains outstanding, is in default or has been repaid.

RESPONSE:

Please be advised that we have revised the disclosure here and throughout the prospectus to reflect that the Company and Zimas have extended the maturity date of the note from March 31, 2016 to June 30, 2016.

In particular, we revised the disclosure in this section to read as follows:

●	The $1,000,000 debenture to Zimas LLC: On April 1, 2013, we issued a secured convertible promissory note in the principal amount of $1,000,000 to Zimas LLC, a principal stockholder. The note bore interest at the rate of 8.0% per annum, payable annually, matured on March 31, 2016, was secured by 625,000 shares of Common Stock and was convertible at any time by the holder of the note into shares of Common Stock at a rate of $1.60 per share. The note was payable upon demand at any time before the maturity date upon 100 days’ prior notice. However, upon early demand, the outstanding principal amount would have been discounted 20% and an early termination penalty will apply. As of December 31, 2014, the amount of accrued interest was $80,000, which was paid in January 2015. As of December 31, 2015, the amount of accrued interest was $80,000, which was paid in January 2016. As of March 31, 2016, the amount of accrued interest was $19,945. The full amount of principal and accrued interest was due and payable within 30 days from maturity date. During the three months ended March 31, 2016 and 2015, the Company made payments for interest totaling $80,000 and $80,000, respectively. On April 29, 2016, Zimas and the Company entered into in a Loan Amendment and Extension Agreement (the “Note Extension Agreement”) pursuant to which (i) the note’s maturity date was extended to June 30, 2016 with increased interest accruing at the non-compounding rate of 10.0% for the period from April 1, 2016 and ending at the earlier of (a) date of repayment, or (b) on June 30, 2016 and (ii) the note was no longer secured by or convertible into 625,000 shares of common stock. In connection with the Note Extension Agreement, the Company issued Zimas a warrant exercisable for 625,000 shares of common stock for $1.60 per share from January 1, 2018 to December 31, 2028. On May 17, 2016, we paid Zimas the amount of $400,000 from the amount of $510,000 received from assignment of our first mortgage on real property located in Miami, FL to Thriving Investments pursuant to a Stipulation of Settlement, entered into on March 31, 2016, among HCG, Thriving Investments and FVZ, LLC. The principal amount borrowed under this promissory note was used for lending to our affiliates and non-affiliates under a higher interest rate, which allowed us to off-set our expenses associated with search for the land for construction activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity & Capital Resources, page 44

3.	We note your disclosure that on March 31, 2016, Helpful Capital Group, LLC, your affiliate, entered into a Settlement Agreement with the holder of a second mortgage on property pursuant to which the holder has agreed to pay Helpful Capital Group, LLC a total of $510,000 in consideration for Helpful Capital Group, LLC assigning its first mortgage on the property to the second mortgage holder. The sum of $510,000 was transferred to your attorney’s escrow account on April 4, 2016 and will be released to you upon transfer of the Certificate of Title to the mortgaged real property to the holder of the second mortgage. Please expand your disclosure to discuss the impact that the proceeds will have on your financial statements and the period of impact.

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RESPONSE:

Per your comment, we have revised the disclosure on page 44 as follows:

Liquidity & Capital Resources

At March 31, 2016, we have had $2,153 cash on hand and an accumulated deficit of $1,274,148. In February, March and April 2016, the Company received an aggregate amount of $135,000 for eight notes payable issued from an affiliated company and the Company’s founders. Gurin Group LLC, a limited liability company of which Sergey Gurin, the Company’s VP, Interim CFO and director, has voting and dipositive control, issued aggregate amount of $50,000, Dr. Temnikov issued $75,000 and FVZ LLC issued $10,000. The notes accrue interest at an annual rate of 5.0%, payable quarterly, and mature in December 2017. On May 16, 2016, we received funds owed to us for the note receivable dated May 2013, with a value of $420,000 but the remaining principal amount of $330,000 plus accrued and payable interest on such amount, which was assigned to the Company in November 2013 by your affiliate, Helpful Capital Group, LLC (“HCG”), a Florida limited liability company. The note accrued interest at an annual rate of 12.0% with a maturity date of May 2013, and the note had gone into default for non-payment of interest, therefore the interest rate increased to 18% per the default provision in this note. In December 2014, a payment of accrued interest for $66,495 was received. This note was in default and the HCG filed for foreclosure in July 2015. The collateral for the loan was real estate property located at 111 NE 43 St., Miami, FL 33137 (the “Property”). The Company obtained a third-party appraisal in November 2015. The Property was appraised at $900,000, which supported the carrying value of the note. A motion for summary judgment was filed by the HCG in December 2015. As of March 31, 2016 and December 31, 2015, the amount of accrued interest was $55,786 and $55,786, respectively. On March 31, 2016, the principal and accrued and payable interest under the note was $385,786. On March 31, 2016, HCG entered into a Settlement Agreement with Thriving Investments, LLC, the holder of a second mortgage on the property (“Thriving”), and FVZ, LLC pursuant to which Thriving had agreed to pay HCG a total of $510,000 in consideration for HCG assigning its first mortgage on the property to Thriving and HCG and FVZ, LLC delivering a Certificate of Title of the Property to Thriving. The said sum of $510,000 was transferred to HCG’s attorney’s escrow account on April 4, 2016 and was released to us on May 16, 2016 upon transfer to Thriving of the Certificate of Title to the Property on May 14, 2016. The Company recorded a $124,214 gain on settlement as of May 16, 2016, the date the settlement amount of $510,000 was received by the Company. We anticipate receiving additional notes payable from our founders in the aggregate amount of approximately $100,000 and an additional loan of approximately $700,000 from using our Seasons Creek land as collateral, which we believe that we will be able to fund our operations for the next six months with our current cash on hand and our debt collection. In their report on our consolidated financial statements for the year ended December 31, 2015 and financial statements for the year ended December 31, 2014, our auditors have expressed substantial doubt as to our ability to continue as a going concern.

Since our inception in April 2012, our liquidity needs have been satisfied through the sale of equity and receipt of gross profits of $202,338, $231,661, and $151,771 for the fiscal year ended December 31, 2015, 2014, and 2013, respectively as well as from the principal funds under our debentures we used as our operating capital.

●	In April 2012, our founders purchased an aggregate of 10,000,000 shares of Common Stock for an aggregate of purchase price of $100,000, or $0.01 per share, 8,000,000 of which were converted into 8,000,000 shares of Series-X Common Stock on January 10, 2015.

●	In February 2013, we issued a secured convertible promissory note in the principal amount of $400,000 to an unaffiliated third party lender. The note bore interest at 0% per annum, was to mature in February 2016, was secured by 1,000,000 shares of Common Stock and convertible at any time by the holder thereof into shares of Common Stock a rate of $1.60 per share. In December 2013, we made a $50,000 partial payment towards this note. In January 2014, we made an additional payment of $10,000 towards the outstanding balance of this note. In January 2015, we made a third partial payment of $10,000 towards the outstanding balance of this note. On March 31, 2015, the $330,000 remaining balance under this note was converted into an aggregate of 206,250 shares of Series-X Common Stock, or $1.60 per share.

●	In April 2013, we issued a secured convertible promissory note in the principal amount of $1,000,000 to Zimas LLC, a principal stockholder. The note bore interest at the rate of 8.0% per annum, payable annually, for period from April 1, 2013 to March 31, 2016, and bears an increased interest at the rate of 10.0% for period from April 1, 2016 to June 30, 2016, and matures on June 30, 2016. The note is payable in cash at any time on or before the maturity date of June 30, 2016. As of December 31, 2014, the amount of accrued interest was $80,000, which was paid in January 2015. As of December 31, 2015, the amount of accrued interest was $80,000, which was paid in January 2016. During the year ended December 31, 2015 and 2014, the Company made payments for interest totaling $80,000 and $74,740, respectively. On May 16, 2016, we have repaid Zimas the amount of $400,000. As of the date of this prospectus, the outstanding principal amount under the Note payable to Zimas on or before June 30, 2016 is $600,000.

●	In June 2014, we issued a secured convertible promissory note in the principal amount of $400,000 to Zimas LLC, a principal stockholder. The note bears interest at the rate of 8.0% per annum, payable quarterly, matures on June 29, 2017, is secured by 250,000 shares of Common Stock and is convertible at any time by the holder thereof into 250,000 shares of Common Stock at a rate of $1.60 per share. The note is payable upon demand at any time before the maturity date upon 100 days’ prior notice. However, upon early demand, the outstanding principal amount shall be discounted 20% and an early termination penalty will apply. As of December 31, 2014, the amount of accrued interest was $16,444, which was paid in January 2015. As of December 31, 2015, the amount of accrued interest was $32,444, which was paid in January 2016. During the year ended December 31, 2015 and 2014, the Company made payments for interest totaling $16,444 and $0, respectively.

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●	In June 2014, we issued a secured non-convertible promissory note in the principal amount of $1,000,000 to Marusya Pro LLC, an unaffiliated third-party. The note bore interest at the rate of 6.0% per annum, payable quarterly, was to mature on June 17, 2017, and was secured by all of the assets of the Company. The note was payable upon demand at any time before the maturity date upon 100 days’ prior notice. However, upon early demand, the outstanding principal amount would be discounted 20% and an early termination penalty will apply. In April 2013, the lender demanded early repayment of this note. The principal amount was discounted by 20% (200,000) and assessed an early withdrawal penalty of $49,167. In July 2015, the Company repaid $150,000 under this note. In December 2015, the Company made a second payment of $600,833, for a total repayment of $750,833 and which paid the discounted note amount in full. The notice of loan satisfaction was received from the lender in December 2015. Because the discounted and penalized principal is repaid in full to the lender, the Company recorded a $249,167 gain for the period ending on December 31, 2015.

●	On April 10, 2015, we sold a warrant to AssetsTZ Holdings, LLC (“ATZ”) for a purchase price of $100,000. The warrant is exercisable, in whole or in party from time to time, for an aggregate of 2,000,000 shares of Common Stock for $1.60 per share from December 31, 2016 until December 31, 2019. The Company has no rights to redeem the warrant. The warrant also specifies that if ATZ exercises and continuous to own more than 5% of the outstanding Common Stock, ATZ will be entitled to nominate representative to the Company’s Board of Directors. On December 15, 2015, the Company and ATZ signed an amendment removing time period limitation on the Company’s obligation to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC. ATZ is fully owned and controlled by Mr. Val Zevel, who also is a member a FVZ LLC, a founder and principal stockholder.

Our principal capital requirements are to fund our working capital for our engineering and construction activities, including acquisition of land and materials, and to finance the costs of public company filing requirements. We have historically funded our operations through combination of our gross profits and cash received from debt and equity sales. Upon completion of this Offering (assuming all 14,500,000 shares offered by the Company are sold), we anticipate receiving net proceeds of approximately $28.55 million. We will not receive any proceeds from resale of shares of our Common Stock by the Selling Stockholders is this Offering. We believe the combination of the net proceeds from this Offering, should fund our planned operations for the next 24 months.

If needed, we intend to fund our future operations through the sale of equity and/or debt securities. Also, in order to fund any working capital deficiencies or finance unforeseen transaction costs in connection with intended business, our founders or our executive officers, may, but are not obligated to, loan us funds as may be required. We do not have any verbal or written binding agreement with any of our founders, executive officers or directors. We would repay such loaned amounts out of the net offering proceeds of consecutive offerings or out of the operating income.

4.	Please revise your disclosure to clarify what obligation Helpful Capital Group has to transfer the $510,000 currently in escrow to you. Please also clarify whether you will receive the full amount in escrow, which exceeds the amount you are owed under your note. Finally, please clarify who currently holds the Certificate of Title to the mortgaged property.

RESPONSE:

Helpful Capital Group LLC had obligation to transfer 100% of the amount of $510,000 to us because this mortgage loan was fully assigned from Helpful Capital Group LLC to us on November 18, 2013. We received the full amount of $510,000 held in escrow on May 16, 2016. The Certificate of Title to the mortgaged property was transferred from Helpful Capital Group LLC to Thriving Investments LLC prior to the release of $510,000 from escrow on May 16, 2016.

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Legal Proceedings, page 68

5.	Please revise your disclosure under this heading to indicate the current status of the legal proceedings regarding 111 NE 43rd St. It is unclear what the status of Thriving Investment’s claim against FVZ, LLC is, and its relationship to your company. Please also clarify whether Thriving Investments is the holder of the second mortgage on the property that you entered into the Settlement Agreement with.

RESPONSE:

Per your comment, we have added the following disclosure to that pursuant to the Stipulation of Settlement Agreement, HCG, Thriving Investments and FVZ, LLC mutually released each other from all past, present and future claims, actions, causes of actions in connection with the Property.

Management, page 71

6.	Please clarify whether Mr. Temnikov served as the Chairman of the Board of Mirax Group or Potok at any time during the past five years. Information on your website indicates that he became “a partner and chairman of the board” in 2006 and remained with Mirax and then Potok until he left in 2012.

RESPONSE:

Please be advised that Mr. Temnikov has never served as the Chairman of the Board of Directors of Mirax Group and in Potok.

Mr. Temnikov served as the Chairman of the Board of Directors of Mirax Management Company, an affiliate of Mirax Group, from June 2010 to November 2011. Both entities operated under the Mirax brand.

In scope, Mirax Group was in charge of administrative and financial segments of Mirax’s business operations. Mirax Management was in charge of construction segment of Mirax’s business operations.

In more details, the business function of Mirax Group was to hold, manage, and exercise control over Mirax’s assets – starting from obtaining cash investments, throughout purchase of land for construction and properties for remodeling, and aggregating value surplus as properties were developed, and ultimately collecting the sale proceeds upon disposition of assets.

The function of Mirax Management was to manage actual construction work – design, engineer, rezone, build, remodel, maintain, sell and so on. Mirax Management and Mirax Group were affiliated through common control, a majority of which was in the ownership by Mr. Polonsky, who was the Mirax brand founder and principal figure, as well the President and Chairman of the Board of Mirax Group.

Mr. Temnikov has not been involved with Mirax Group or Mirax Management Company or Potok operations since July 2012.

Please find written consent by Mr. Temnikov filed for public records and sworn affidavit by Mr. Temnikov filed for the SEC records.

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Information on your website indicates that he became “a partner and chairman of the board” in 2006 and remained with Mirax and then Potok until he left in 2012.

Thank you for pointing to an informational discrepancy displayed on our website. We have corrected the information on our website to read the following:

“…In May 2002, Maxim Temnikov joined a small construction company then known as “StroyMontazh”, and within seven years, along with other key players, turned it into one of Russia’s largest real-estate development companies with over 4,000 employees, over $1.5 billion in annual revenue, and more than $10 billion in real-estate development projects under management – Mirax.

“During his career at Mirax, Temnikov served as Vice President of Business Development from 2002 to January 2006, when he was elected to Mirax’s Board of Directors as member of its Strategy Committee, and became one of the operating stockholders and member of the Advisory Board of Mirax Management Company, an affiliate of Mirax Group responsible for organizing and overseeing the construction management segment of Mirax’s business.

“From 2006 to 2010, Temnikov focused on developing novel living concepts and creating a foundation for Mirax’s further growth. In June 2010, Mr. Temnikov was elected Chairman of the Board of Directors of Mirax Management Company, where he served till April 2011. Under Temnikov’s leadership, Mirax expanded its construction operations from Russia into Ukrainian, Swiss, and British markets. Among other notable properties, Mirax built the Federation Tower, which is one of the tallest building in Europe, and the Mirax Park – an aggregate of over 1.5 million sq. ft. of mixed use residential mega-complex of self-sustainable living, and Wellhouse on Leninskiy – one of the tallest buildings in Moscow.

“Temnikov stepped down from the Mirax Management’s leadership in November 2011, as Mirax was reorganizing into Potok Beskonechnost (Russian for “Flow of the Infinity”), where he intended heading its construction operations. In June 2012, Dr. Temnikov was appointed Potok’s Managing Partner tasked to develop a strategy for Mirax/Potok revival. Having principal disagreements with the Mirax/Potok brands founder and principal owner, Mr. Polonsky, Temnikov left Potok in July 2012 and relocated into the United States to continue realizing his novel living concepts.

“In the U.S., Dr. Temnikov joined Sergey Gurin’s Helpful Technologies as Vice President of Research and Engineering and, in 2012, together with professional realtors, Fay Katz and Val Zevel, they formed our company. During two years at Helpful Technologies, Temnikov studied novel construction methods enabling building foundations, housing shells, and roof systems at lower cost and superior speed, while serving as our Board member. In January 2015, Mr. Temnikov became our President and CEO.”

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Please be advised that we have revised Dr. Temnikov’s biographical information to read as follows:

Maxim Temnikov, Ph.D. is one of our founders and is the Company’s President, and Chief Executive Officer, which position he assumed in January 2015. Dr. Temnikov has been a member of our Board of Directors from January 2013, when he became our Chief Operating Officer. Prior to founding our Company, Dr. Temnikov joined Mr. Gurin at Helpful Technologies Inc. initially as a private investor, and then as its Vice President of Research and Development, and was elected its President for fiscal year 2014. Prior to relocating into the U.S. in September 2012, Temnikov joined a small construction company then known as “StroyMontazh” (Russian for “Construction Assembly”) and in seven years, together with other key players, turned it into one of Russia’s largest real-estate development companies with over 4,000 employees, over $1.5 billion in annual revenue, and more than $10 billion in construction projects under management – Mirax. During his career at Mirax, Temnikov served as the Vice President of Business Development from 2002 to 2006, when he became one of its operating stockholders, member of the Strategy Committee of Mirax Group’s Board of Directors from 2006 to 2010, and, from 2006 to 2010, a member of the Advisory Board of Mirax Management Company, an affiliate of Mirax Group responsible for organizing and overseeing the construction management segment of Mirax’s business. Starting from 2006, Temnikov focused on developing novel living concepts and creating a strategy for Mirax’s further growth. In June 2010, Mr. Temnikov was elected Chairman of the Board of Directors of Mirax Management Company, where he served till November 2011. Under Temnikov’s leadership, Mirax Management expanded its operations from Russia into Ukrainian, Swiss, and British markets. Among other notable properties, Mirax built the Federation Tower, which is one of the tallest building in Europe, and the Mirax Park – an aggregate of over 1.5 million sq.ft. residential mega-complex, and Wellhouse on Leninskiy – one of the tallest buildings in Moscow. Temnikov stepped down from the Mirax Management’s leadership in November 2011, as Mirax began reorganizing into Potok Beskonechnost (Russian for “Flow of the Infinity”). Because Mr. Temnikov was in charge of construction operations and not in charge of administrative and financial segments of Mirax’s business, he was not involved in any restructuring activities, nor was made aware of actual facts surrounding the restructuring of Mirax into Potok. In June 2012, Mr. Temnikov was appointed Potok’s Managing Partner tasked to develop a strategy for Mirax/Potok’s revival. Having principal disagreements with the Mirax/Potok brands founder and principal owner, Mr. Polonsky, Temnikov left Potok in July 2012 and relocated into the United States to continue realizing his novel living concepts. Temnikov has never been Chairman of the Board of Mirax Group or Potok, and has not been involved with Mirax Group, Mirax Management Company or Potok operations since July 2012. Dr. Temnikov brings knowledge of operating global businesses and experience with acquisitions, including business and financial analysis, negotiations, structuring and execution. Dr. Temnikov holds dual Ph.D. degree in Chemistry and Urban Development from Oxford University, in addition to a law degree from Moscow University of Humanities earned in 2008 and Master degree in Chemical Engineering from St. Petersburg State University earned in 1994. We believe Dr. Temnikov’s extensive experience and education proven by the record of past performance in the area of real estate development provide adequate qualification for Dr. Temnikov’s nomination to the position of our Board member, President and Chief Executive Officer. Mr. Temnikov resides permanently in Miami Beach, Florida in valid U.S. permanent resident status granted in 2013.

Involvement in Certain Legal Proceedings, page 72

7.	We note your disclosure that Dr. Temnikov is serving as a witness in the case against Mirax Group and has not under suspicion of any wrongdoing. However, your disclosure also states that the Russian government’s criminal case is against Mirax and its Chairman of the Board, and disclosure on your website indicates that Dr. Temnikov became Chairman of the Board of Mirax in 2006. Please revise your disclosure to clarify this apparent inconsistency.

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RESPONSE:

Thank you for pointing to the confusion in our disclosure and the information on our website.

In regard to our disclosure filed with Amendment #5 of the S-1, we would like to clarify that the language reads that “a criminal case against Mirax Group founder and Chairman of the Board and Directors, Mr. Polonsky, and its top financial managers”, meaning that the charges are filed against Mr. Polonsky, who is Mirax Group founder and Chairman of the Board and Directors. However, we agree that further clarification is necessary to avoid a confusion. Therefore, we have restated our disclosure on page 72 in its entirety to read the following:

Please be revised that we have amended the disclosure to read as follows:

●	The Mirax Group, of which Dr. Temnikov was Vice President of Business Development from 2002 to 2006 and member of the Strategy Committee of its Board of Directors from 2010 to 2011, has been involved with litigation in Russia, where allegations of fraud and embezzlement have been levied at its founder, President, Board Chairman and CEO, Mr. Polonsky, and certain other members of Mirax’ top financial management. In 2012, the Russian federal government commenced a criminal case against Mirax Group founder and present Chairman of the Board and Directors of the Mirax Group successor, Potok Beskonechnost, Mr. Polonsky, and its top financial managers for allegedly embezzling of pre-construction holdings. The case is believed to be scheduled for trial in 2016. To our knowledge, the alleged misappropriation of corporate funds in a stated amount of 3.2 billion rubles, or approximately $103 million, is levied in connection to building the Kutuzov Mile residential mega-complex. While we believe that the alleged misappropriation is a loss caused by the world’s economic crisis of 2008-2009, and its derivative downturn of Russian real-estate market, there is no guarantee that Russian court would eventually take the same or similar view of the events surrounding the legal actions. We do not have access to the materials discovered by Russian law enforcement in the course of investigation, which are presently confidential, and cannot discuss with certainty any criminal investigations related to Mirax’s activities conducted by the Russian government. Dr. Temnikov is related to this case as a witness and is not under suspicion of any wrongdoing. Dr. Temnikov resigned from Mirax management in 2011 prior to change of its capital structure, and was not involved in any restructuring activities nor was made aware of actual facts surrounding the restructuring of Mirax. We rely on the investigation by Russian Government and Russian Court system, and do not make any comments, conclusions, or guarantees in relation to the bankruptcy case or to the criminal allegations against Mr. Polonsky, Mirax Group, Potok, or Mr. Temnikov. If we become aware of further details of the case under consideration, or if consequences of the case affect Mr. Temnikov, we will provide proper disclosure with post-effective amendments to this Form S-1, or with our periodic reports on forms 10-K, 10-Q and 8-K as required by Item 401(f)(1) of Regulation S-K.

8.	Please reconcile your statement that Mr. Temnikov resigned from Mirax in 2011, prior to its restructuring into Potok, with the statement on your website to the effect that Mirax was restructured into Potok in 2011 and that Mr. Temnikov left the company in 2012, as well as your disclosure stating that Mr. Temnikov left Mirax in 2012 on page 71. As requested in comment 11 of our letter dated March 21, 2016, please tell us supplementally how Mirax Group was restructured and advise how you concluded disclosure of the restructuring is not required by Item 401(f)(1) of Regulation S-K.

RESPONSE:

We reconciled our disclosure on page 71. The amended disclosure now read the following:

“… Temnikov stepped down from the Mirax Management’s leadership in November 2011, as Mirax began reorganizing into Potok Beskonechnost (Russian for “Flow of the Infinity”). Because Mr. Temnikov was in charge of construction operations and not in charge of administrative and financial segments of Mirax’s business, he was not involved in any restructuring activities, nor was made aware of actual facts surrounding the restructuring of Mirax into Potok. In June 2012, Mr. Temnikov was appointed Potok’s Managing Partner tasked to develop a strategy for Mirax/Potok revival. Having principal disagreements with the Mirax/Potok brands founder and principal owner, Mr. Polonsky, Temnikov left Potok in July 2012 and relocated into the United States to continue realizing his novel living concepts. Temnikov has never been Chairman of the Board of Mirax Group or Potok, and is no longer involved into Mirax Group or Mirax Management Company or Potok operations since July 2012.”

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Furthermore, as requested, we hereby amend our registration statement with the disclosure in compliance to Item 401(f)(1) by adding the following on page 72 under the heading “Involvement in Certain Legal Proceedings”:

“…We believe that the alleged misappropriation of corporate funds in a stated amount of up to 2.6 billion rubles, or approximately $40 million, is levied in connection to building the Kutuzov Mile residential mega-complex. The amount of $40 million represents less than 1% of total amount of construction works under Mirax management at that time. While we believe that the alleged misappropriation is a loss caused by the world’s economic crisis of 2008-2009, and its derivative downturn of Russian real-estate market, there is no guarantee that Russian Court would eventually take the same or similar view of the events surrounding the legal actions. We do not have access to the materials discovered by Russian law enforcement in the course of investigation, which are presently confidential, and cannot discuss with certainty any criminal investigations related to Mirax’s activities conducted by the Russian government. We have been forming our opinion based on an unverified information available from publicly available sources, and we cannot guarantee that our opinion is either accurate nor correct.”, and

“… On May 26, 2016 we have learned from Russian media sources that the Court of Tverskoy District of Moscow had sanctioned an issuance of arrest warrant for Maxim Temnikov. Dr. Temnikov has advised us in a sworn affidavit that he vehemently denies any allegations against him in connection with the purported embezzlement in Russian Federation, and intends to defend himself vigorously. Temnikov further states that all of the charges by the Russian state prosecutors are politically motivated and the alleged criminal actions are predominantly political in nature. We do not make any comments, conclusions, or guarantees in relation to the bankruptcy case or to the criminal allegations against Mr. Polonsky, Mirax Group, Potok, or Mr. Temnikov. If we become aware of further details of the case under consideration, or if consequences of the case affect Mr. Temnikov, we will provide proper disclosure with post-effective amendments to this Form S-1, or with our periodic reports on forms 10-K, 10-Q and 8-K as required by Item 401(f)(1) of Regulation S-K.”

In connection to the above, Dr. Temnikov provides the following explanation:

The alleged misappropriation of Mirax’s funds in Russia is stated in the amount of up to 2.6 billion rubles, or approximately $40 million, in connection to building the Kutuzov Mile residential mega-complex, which was transferred from under Mirax’s ownership to its present owners through a litigation process similar to what we have in the United States as a foreclosure. The Kutuzov Mile complex is presently partially occupied by residents.

Russian authorities investigate a history of Mirax’s financial transactions including payments to vendors and contractors for the period preceding fiscal year 2010. Within that period under investigation, Mirax was managing the construction of real-estate properties with budgeted construction costs varying from $8 billion to $12 billion in costs and thousands of construction workers, including contractors. When oil prices gradually ramped up in 2006-2009, Russian population had experienced an increase in available cash. Russian market, including labor market, had reacted with increased pricing on goods and services. Mirax had not only had to pay increased compensation to an army of employees, including construction workers and independent contractors, it also had to pay premium prices for supplies and materials. The alleged misappropriation positioned by Russian authorities against Mirax top managers, is in fact a loss caused by the world’s economic crisis of 2008-2009, and its derivative downturn of Russian real-estate market in 2010. As Mirax experienced a decrease in sales, it still had to pay the premium prices under contracts with suppliers and contractors because those contracts were signed prior to economic downturn and were still in force. Henec, Mirax’s losses grew rapidly, because a decrease in sales was faster than Mirax was able to exit from contractual obligations affecting costs, expenses, and liabilities. It took a while to adjust a $10 Billion construction operation to a new market reality. The alleged amount of $40 million represents less than 1% of total amount of construction works under Mirax’s management at that time. Many known developers around the world had experienced even larger losses. Mirax had eventually stopped the majority of construction works, including the Kutuzov Mile project.

Dr. Temnikov believes the charges brought against him are predominantly political in nature. Current Russian government is known for its anti-American mentality and opinionated arbitrary prosecution of businessmen who organizes financial resources to conduct business in the United States. In the case under investigation, Dr. Temnikov was a witness until an information about his attempts to capitalize our company had become verifiable, mainly through our website and through submission of our registration statement to the SEC on Form S-1 in June 2015. Dr. Temnikov believes that an order for his arrest was sanctioned to prevent his efforts of capitalizing and building living communities in the United States. We believe, our statement in the S-1 that Dr. Temnikov has obtained a U.S. permanent residence and relocated to the U.S. permanently had also played an integral role in making Russian authorities aware of Dr. Temnikov’s defection from Russia. For this and other reasons, we respectfully request the SEC to treat this explanation on a confidential basis and to withhold this explanation from an open publishing.

Supplementally, as requested in comment 11 of your comment letter dated March 21, 2016, the following is an explanation of how Mirax Group was restructured, such explanation provided per your repeated request and is based on our limited knowledge of the events surrounding the restructuring. Please be advised, that Mr. Temnikov left Mirax in November 2011 and then returned to Potok in June 2012 aiming to head Potok’s construction segment of the operations. In only one month, in July 2012, Temnikov left Potok due to continuous disagreements with Mr. Polonsky. Temnikov was not involved into restructuring of Mirax into Potok, or in any kind of administrative and financial segments of the operations. Similar to our Company, where Temnikov does not involve into any structuring or financial activities, with the exception of now being extra careful and personally approving any and all transactions over $1,000, Temnikov did not involve into similar activities at Mirax/Potok. Temnikov was and is focused on business development (e.g. creating novel living concepts with engineers and architects) and construction (e.g. implementing those concepts he develops in practical construction) segments.

Explanation:

At the time the restructuring activities were conceived and designed by Mr. Polonsky and his financial executives in 2011, Mr. Temnikov was resigning from Mirax business operations and was winding-up his involvement with Mirax Management Company. His resignation and departure was based predominantly upon several continuous principal disagreements with the Mirax/Potok brands founder and owner, Mr. Polonsky. For that or any other reason, Mr. Temnikov was not involved into restructuring activities and has no insider knowledge of such restructuring. Both, Mirax and Potok brands, and companies operating under the Mirax/Potok brand names were closely held, private entities owned in majority by Mr. Polonsky.

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To Mr. Temnikov’s limited knowledge formed upon information publicly available on the Internet and in Russian press, the restructuring of Mirax Group was aimed to achieve a settlement of Mirax Group’s corporate debt to VneshTorgBank of Russia and Credit Suisse Bank of Switzerland, among other creditors, in an attempt to have the debt refinanced by AlphaBank and SberBank of Russia supported by personal guarantees by Mr. Polonsky. It is Mr. Temnikov’s understanding that resulting from the restructuring, Mirax Group transferred to Alpha Bank and SberBank certain real estate properties in exchange for satisfaction of the debt, and Potok has been formed to continue development of the remaining real-estate properties then under construction.

Mr. Temnikov also has limited knowledge of the events surrounding the criminal allegations against Mr. Polonsky. Mr. Temnikov believes that charges of embezzlement and fraud against Mr. Polonsky were caused, in part, by the Mirax Group’s inability to continue construction of properties, which resulted in a review of Mirax Group’s financial transactions, and, hence, the charges of misappropriation of corporate funds. Mr. Temnikov’s believes that, resulting from world’s economic crisis of 2008-2009, similar to the U.S. real-estate market, Russian market had suffered a substantial decrease in property prices. Affected by the crisis, Mirax Group was unable to make payments of its debt obligations to creditors, who initiated bankruptcy procedures, which are practiced in Russia in ways similar to foreclosure proceedings in the United States. Mr. Temnikov was not involved into financial affairs of Mirax Group and only has general knowledge of the events surrounding the Mirax Group’s inability to pay its debt obligations.

Mr. Temnikov did not participate in an approval or in an execution of financial transactions incriminated against Mr. Polonsky and the Mirax Group’s financial executives. In the opposite, Mr. Temnikov was in charge of business development related to origination of new projects and to construction activities, and was required to operate within the budgetary guidelines previously approved by Mr. Polonsky and the Mirax Group’s financial executives, after allocating such budgets to the Mirax Group’s affiliate under common control, Mirax Management Company.

Mr. Temnikov cannot guarantee that his understanding or the information he relies upon is either accurate or correct, because his knowledge is based upon public information and not an insider information.

Management, page 71

9.	Please include the biographical information called for by Item 401(e)(1) of Regulation S- K for your CFO, Sergey Gurin.

RESPONSE:

Mr. Gurin’s biographical information has been reinserted in Amendment No. 6. It was inadvertently omitted from Amendment No. 5.

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Certain Relationships and Related Party Transactions, page 78

10.	Please revise to discuss FVZ, LLC’s mortgage on the property serving as collateral for your note to Anthony Chao.

RESPONSE:

We have corrected the disclosure on page 80 to include the following:

In November 2013, Helpful Capital Group LLC, a Florida limited liability company and an affiliate of the Company (“HCG”), had assigned the First Mortgage and First Priority Note (with a remaining principal amount of $330,000) to the Company (“First Mortgage”). The Note was issued by the Borrower in favor of BPD Bank and assigned to HCG on May 8, 2013 and was secured by the First Mortgage on 111 NE 43rd Street, Miami, FL 33137 (the “Property”). The note accrued interest at an annual rate of 12.0%, maturity date was May 2013, and the note went into default for non-payment of interest, therefore the interest rate increased to 18% per the default provision in this note. As of March 31, 2016 and December 31, 2015, the amount of accrued interest was $55,786 and $55,786, respectively. On March 31, 2016, the principal and accrued and payable interest under the note was $385,786. In December, 2014, FVZ LLC, which is the Company’s major stockholder, has issued Second Mortgage and Second Priority Note to the Borrower in the amount of $150,000 (“Second Mortgage”) on the Property in an attempt to provide the Borrower with the amount adequate for remitting the interest payments under the First Mortgage due to the Company as of December 31, 2014. The Borrower made an interest payment of $101,443 to HCG, of which the amount of to $70,109 was due to the Company. HCG paid the amount of $70,109 to the Company on December 31, 2014. In 2015, the Borrower again went into default on both Notes. On January 26, 2015, FVZ had obtained a final judgment on the foreclosure in Miami-Dade County, Florida (Case No. 14-024391 CA 05) for its second mortgage on the Property in the principal amount of $150,000 with an additional $158,000 in accrued interest. On April 19, 2015, the Court Clerk conducted a foreclosure sale of the Property and Thriving Investments purchased the Property on April 30, 2015. Because the assignment was not recorded with the County Clerk, the Company required HCG to initiate the foreclosure proceedings on First Mortgage, which HCG was legally required to do when the Note went into default. On July 17, 2015, HCG instituted foreclosure proceedings in the General Jurisdiction Division of the 11th Judicial Circuit Court in Miami-Dade County, Florida (Case No: 150016284 CA 02) by filing a Verified Complaint for Foreclosure of Mortgage against Anthony Chao, as defendant (the “Borrower”), Blair Walker and Felicia Walker (the “Tenants”), and Thriving Investments, LLC (“Thriving Investments”), seeking to enforce a Third Mortgage Modification Agreement, dated March 1, 2010, following a default by the Borrower on the First Mortgage under an Amended, Restated and Consolidated Promissory Note, dated December 28, 2006, in the principal amount of $420,000, bearing interest at the default interest rate of 18% per annum and maturing on March 1, 2013 (the “First Priority Note”). On February 25, 2016, Thriving Investments filed a cross-claim against the Borrower and Tenants and third party cross complaint against FVZ LLC and the Court Clerk of Miami-Dade County in the General Jurisdiction Division of the 11th Judicial Circuit Court in Miami-Dade County, FL (Case No. 15-015284-CA-02) denying any knowledge of the First Mortgage and the First Priority Note. In the cross-complaint, Thriving Investments claimed that due to the typographical error in the legal description of the Property in the Final Judgment of Foreclosure in the FVZ action and Certificate of Title issued by the Court Clerk to Thriving Investments for the Property on May 19, 2015, the Certificate of Title should be rescinded as a matter of law. In the cross-complaint against FVZ and the County Clerk, Thriving Investment sought to have the foreclosure sale set aside and for FVZ to return all monies to Thriving Investments. On March 31, 2016, Helpful Capital Group, LLC, our affiliate, entered into a Settlement Agreement with Thriving Investments LLC on the property pursuant to which Thriving has agreed to pay Helpful Capital Group, LLC a total of $510,000 in consideration for Helpful Capital Group, LLC assigning its First Mortgage on the property to Thriving as the Second Mortgage holder. The said sum of $510,000 was transferred to HCG’s attorney’s escrow account on April 4, 2016 and was released to us on May 16, 2016 upon transfer to Thriving of the Certificate of Title to the Property on May 14, 2016. The Company recorded a $124,214 gain on settlement as of May 16, 2016, the date the settlement amount of $510,000 was received by the Company. On April 11, 2016, the Circuit Court of the 11-th Judicial Circuit for Miami Dade County, Florida has issued an order on Agreed Motion to Correct Scrivener’s Error in regard to the Property.

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Financial Statements

Note 5- Notes Receivable- Related Parties, page F-17

11.	We have read your response to prior comment 13 in which you indicate that there is no current accurate financial information for the debtor, Helpful Technologies, Inc. In addition, you indicate that Helpful Technologies, Inc. was unable to repay the notes on December 31, 2015 as it had to slow down its operations due to extensive patent infringement litigation that depleted its cash resources from September 2012 to December 2015. We understand that the debtor is dependent on future capital infusions in order to resume substantive operations and pay their debts. As discussed in ASC 310- 10-35-7, the conditions under which receivables exist usually involve some degree of uncertainty about their collectability. However, as noted in ASC 310-10-35-19 and ASC 450-20-25-3, the criteria for subsequent measurement are not intended to be so rigid that they require virtual certainty before a loss is accrued. Given the guidance in ASC 310-35- 10 that the condition in ASC 450-20-25-2(a) is met if it is probable “that the entity will be unable to collect all amounts due according to the contractual terms of the receivable,” the fact that you were unable to collect the amount due according to the original terms, the fact that the shortfall in amount of payments was significant, and the lack of any objective and reliable evidence that the debtor has the financial resources to repay the loan, it is clear that a loss was incurred pursuant to ASC 310-10-35. Please revise your financial statements to appropriately accrue a reasonable estimate of the amount of loss from uncollectible receivables as of December 31, 2015. The audit report should be revised to refer to the error correction and the filing should clearly explain the revisions to the financial statements.

RESPONSE:

We have restated the financial statements for the year ended December 31, 2015 and the audit report was revised to refer to the error corrections as follows:

“The accompanying financial statements have been restated for the correction of a material misstatement in the period ending December 31, 2015, as more fully described in Note 17.”

NOTE 17 – RESTATEMENT

The Company restated its financial statements for the year ended December 31, 2015 to correct errors related to the impairment of notes receivable. Two related party notes receivable were deemed impaired and a 100% allowance for bad debt in amount of $23,591 for notes interest receivable from related party and $360,000 for notes receivable from related party has been recorded for both principal and accrued interest at December 31, 2015. Consequently, bad debt expense was increased by $383,591 for the year ended December 31, 2015, which increased the net loss to $715,591.

The effect of these error corrections on the consolidated financial statements was the increase of the net loss to $715,591 for the year ended December 31, 2015, the balance of accumulated deficit to $1,001,748 and stockholders’ deficit to $463,291 at December 31, 2105, respectively.

Exhibits and Financial Statement Schedules, page 93

12.	Please file a copy of the Settlement Agreement that you refer to on pages 44 and 69 as a material contract.

RESPONSE:

Please be advised that we have filed the Stipulation of Settlement between Helpful Alliance Company, Thriving Investments, LLC and FVZ, LLC as Exhibit 10.33 to Amendment No. 6. The Stipulation of Settlement was the Settlement Agreement to which we referred to on page 44 and 69 of Amendment No. 5. There is no other agreement other than the Stipulation of Settlement.

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The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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AFFIDAVIT OF MAXIM TEMNIKOV

STATE OF FLORIDA

COUNTY OF Miami Dade

BEFORE ME, the undersigned authority personally appeared MR. MAXIM TEMNIKOV, after being first duly cautioned and sworn, deposes and states:

1.	I am Maxim Temnikov residing at 5311 Fisher Island Drive, Miami Beach, FL 33109.

2.	I attest to the following based upon my personal knowledge.

3.	I have never served as Chairman of the Board of Directors of Mirax Group.

4.	I have served as Chairman of the Governance Board of Mirax Management Company, an affiliate of Mirax Group, from June 2010 to November 2011.

5.	I did not participate in planning and execution of restructuring the Mirax Group of Russia into Potok Beskonechnost and/or Nazvania Net.

6.	I vehemently deny any allegations against me in connection with the purported embezzlement accusations in the Russian Federation and intend to defend myself vigorously.

7.	I further state, that of the charges by the Russian state prosecutors are politically motivated and the alleged criminal actions are predominantly political in nature.

8.	I hereby state that the above statements are true and correct.

FURTHER AFFIANT SAYETH NAUGHT

/s/ Maxim Temnikov
MAXIM TEMNIKOV

SWORN TO AND SUBSCRIBED BEFORE ME this _26_day of _May_, 2016, by Mr. Maxim Temnikov, who produced _FL T521-558-69-415-0_as identification and who was first duly cautioned and sworn.

Mikhael E. Keifitz
Stamp	NOTARY PUBLIC
My Commission Expires: 12-08-2019